SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Iowa Renewable Energy, LLC

(Name of Issuer)

Iowa Renewable Energy, LLC

(Name of Person(s) Filing Statement)

LLC Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Catherine Cownie Joseph Leo Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC 666 Grand Avenue, Suite 2000 Des Moines, Iowa 50309 (515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,619,508.84	$185.60

*	For purposes of calculating the fee only, this amount is based on 10,316 units (the number of common equity units of the Issuer the Company estimates will be converted into Class B Units in the proposed Reclassification) multiplied by $156.99, the book value per unit of common equity computed as of May 31, 2012.

**	Determined by multiplying $1,619,508.84 by .0001146.

☒	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $185.60

Form or Registration No.: Schedule 13E-3

Filing Party: Iowa Renewable Energy, LLC

Date Filed: June 20, 2012

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Iowa Renewable Energy, LLC, an Iowa limited liability company (“IRE”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Third Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) that will result in a reclassification of our units into newly authorized Class A and Class B Units (the “Reclassification”). If the transaction is completed, the units of our unit holders of record who hold 40 or more of our common equity units will be renamed as Class A Units. Our unit holders of record who hold less than 40 units will receive one Class B Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. The effect of the Reclassification will be to reduce the record number of unit holders of our common equity units to less than 300, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of the meeting at which they will be asked to approve the Reclassification, the Proposed Operating Agreement, certain rights of the Class A and Class B Units, and to transact any other business properly brought before the meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.	Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” (hereinafter “QUESTIONS AND ANSWERS”) and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION” (hereinafter “SPECIAL FACTORS”) is hereby incorporated herein by reference.

ITEM 2.	Subject Company Information.

(Reg. M-A 1002)

(a)	The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Overview” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Market Information” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Repurchases of Equity Securities” is hereby incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)	The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is hereby incorporated by reference.

(c)	The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is hereby incorporated by reference.

ITEM 4.	Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS–Overview,” “SPECIAL FACTORS–Background,” “SPECIAL FACTORS–Purpose and Structure of the Reclassification,” “SPECIAL FACTORS–Effects of the Reclassification on IRE,” “SPECIAL FACTORS–Effects of the Reclassification on Unit Holders of IRE,” “SPECIAL FACTORS–Material Federal Income Tax Consequences of the Reclassification” and “THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS–Overview,” “SPECIAL FACTORS–Fairness of the Reclassification,” “SPECIAL FACTORS–Effects of the Reclassification on Unit Holders of IRE” and “THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Appraisal and Dissenters Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Fairness of the Reclassification” and “SPECIAL FACTORS–Factors Not Considered Material” is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	Not applicable.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8))

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Purpose and Structure of the Reclassification” and “SPECIAL FACTORS–Effects of the Reclassification on IRE” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Effects of the Reclassification on IRE,” “SPECIAL FACTORS–Effects of the Reclassification on Unit Holders of IRE” and “THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background,” “SPECIAL FACTORS–Reasons for the Reclassification” and “SPECIAL FACTORS–Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background,” “SPECIAL FACTORS–Reasons for the Reclassification,” “SPECIAL FACTORS–Fairness of the Reclassification” and “SPECIAL FACTORS–Factors Not Considered Material” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background,” “SPECIAL FACTORS–Reasons for the Reclassification” and “SPECIAL FACTORS–Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Effects of the Reclassification on IRE,” “SPECIAL FACTORS–Effects of the Reclassification on Unit Holders of IRE” and “SPECIAL FACTORS–Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

ITEM 8.	Fairness of the Transaction.

(Reg. M-A 1014)

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background” and “SPECIAL FACTORS–Board Recommendation” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Fairness of the Reclassification,” “SPECIAL FACTORS–Factors Not Considered Material” and “SPECIAL FACTORS–Board Recommendation” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Fairness of the Reclassification” and “ABOUT THE MEMBER MEETING” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Fairness of the Reclassification” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background” and “SPECIAL FACTORS–Board Recommendation” is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Fairness of the Reclassification,” “SPECIAL FACTORS–Factors Not Considered Material” and “OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.	Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Fees and Expenses; Financing of the Reclassification” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Fees and Expenses; Financing of the Reclassification” is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11.	Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Interests of Certain Persons in the Reclassification” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT–Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.	The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Interests of Certain Persons in the Reclassification” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.	Financial Statements.

(Reg. M-A 1010(a) and (b))

(a)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION–Selected Historical Financial Data” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•	Our Annual Report on Form 10-K for fiscal year ended September 30, 2011, including audited financial information;

•	Our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2012, including unaudited financial information.

(b)	The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION–Selected Historical Financial Data” and “FINANCIAL INFORMATION–Pro Forma Information” is hereby incorporated herein by reference.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)	The information set forth in the proxy statement under the caption “ABOUT THE MEMBER MEETING” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “ABOUT THE MEMBER MEETING” is hereby incorporated herein by reference.

ITEM 15.	Additional Information.

(Reg. M-A 1011(b))

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.	Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with all amendments, appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Proposed Third Amended and Restated Operating Agreement. **

(f)	Not applicable.

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on July 18, 2012.
**	Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IOWA RENEWABLE ENERGY, LLC

Date: July 18, 2012	/s/ Larry Rippey
Larry Rippey, Chairman of the Board and President